EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirty-Nine Weeks Ended
	September 28, 2014	September 29, 2013
	(In thousands)
Earnings:
Income before income taxes	$829,367	$430,259
Add: Total fixed charges (see below)	48,010	69,562
Less: Interest capitalized	1,264	455
Total earnings	$876,113	$499,366

Fixed charges:
Interest(a)	$46,671	$68,654
Portion of noncancelable lease expense representative of interest factor(b)	1,339	908
Total fixed charges	$48,010	$69,562

Ratio of earnings to fixed charges	18.25	7.18

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancellable lease expense is assumed to be representative of the interest factor.